EXHIBIT 99.1

Statement on ‘FinCen Files’ reporting

Statement on ‘FinCen Files’ reporting

A number of media have in the past days published reports based on ‘suspicious activity reports’, filed a number of years ago. ING is mentioned in a number of these reports.

As a gatekeeper to the financial system, ING has an important responsibility to help protect customers, society and the financial system against financial economic crimes. This is a challenge the financial industry faces globally. ING takes its responsibility extremely seriously.

Over the past years, ING has taken many steps to enhance the management of compliance risks and embed stronger awareness across the whole organisation. These steps are part of the a global programme which we have been executing since 2017 in all markets that we are active in. The programme comprises a set of initiatives, which include enhancing customer files (KYC) and working on various structural improvements in compliance policies, tooling, monitoring, governance, and knowledge and behaviour. Over 4,000 FTE are currently involved in our KYC efforts.

As part of our ongoing AML efforts ING constantly assesses relationships with customers and screens transactions. Potentially suspicious transactions are reviewed and where applicable reported to the relevant authorities. Over the past years we increasingly discontinued customer relationships. Legal requirements prevent us from publicly disclosing further details or specifics. We are generally not in a position to comment on individual cases.

In some recent media reports however, ING is reported to have altered payment instructions for a transaction in 2014 to hide the identity of a sanctioned party. ING wants to clarify that the mentioned sanctioned party was not a party to this payment transaction. A reference to the sanctioned party appeared to have been erroneously added to one of the system fields for the transaction. After discovery of this administrative error, the correct payment transaction was executed. This has been discussed with relevant US authorities in 2014 and no further action has been taken.

Fighting financial crime can only be successful if banks, authorities, law enforcement and private and public parties join forces, on national and international levels. Effectiveness is improved by shared intelligence, collaboration and third-party partnerships, which is why we strongly support initiatives to collectively fight financial crime together, as gatekeepers of the financial industry.

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. ING presentations are available at SlideShare.

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ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 55,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING’s strategy, evidenced by ING’s leading position in sector benchmarks by Sustainalytics and MSCI and our ‘A-list’ rating by CDP. ING Group shares are included in major sustainability and Environmental, Social and Governance (ESG) index products of leading providers STOXX, Morningstar and FTSE Russell.

IMPORTANT LEGAL INFORMATION

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, including changes affecting currency exchange rates, (2) the effects of the Covid-19 pandemic and related response measures, including lockdowns and travel restrictions, on economic conditions in countries in which ING operates, on ING’s business and operations and on ING’s employees, customers and counterparties, (3) changes affecting interest rate levels, (4) any default of a major market participant and related market disruption, (5) changes in performance of financial markets, including in Europe and developing markets, (6) changes in the fiscal position and the future economic performance of the United States, including potential consequences of a downgrade of the sovereign credit rating of the US government, (7) consequences of the United Kingdom’s withdrawal from the European Union, (8) changes in or discontinuation of ‘benchmark’ indices, (9) inflation and deflation in our principal markets, (10) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (11) failures of banks falling under the scope of state compensation schemes, (12) non-compliance with or changes in laws and regulations, including those financial services and tax laws, and the interpretation and application thereof, (13) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, (14) ING’s ability to meet minimum capital and other prudential regulatory requirements, (15) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers, (16) operational risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (17) risks and challenges related to cybercrime including the effects of cyber- attacks and changes in legislation and regulation related to cybersecurity and data privacy, (18) changes in general competitive factors, (19) the inability to protect our intellectual property and infringement claims by third parties, (20) changes in credit ratings, (21) business, operational, regulatory, reputation and other risks and challenges in connection with climate change, (22) inability to attract and retain key personnel, (23) future liabilities under defined benefit retirement plans, (24) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines, (25) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, (26) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com.

This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

Attachment

  Statement on ‘FinCen Files’ reporting (https://ml-eu.globenewswire.com/Resource/Download/82519f27-0471-420f-915c-302b3c5de89f)